Exhibit 99.1

ParaZero Received ASTM F3322-22 Standard Approval According to FAA New Regulations
Allowing Flight Operation Over People

The new FAA regulations state that drones weighing under 3.5 pounds with a system that has passed the ASTM
F3322-18 and above test are approved to fly over populated areas

Tel Aviv, Israel, July 10, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announces today it has received ASTM F3322-22 approval, following the completion of the official testing for its SafeAir Mavic 3 system. Using the Company’s SafeAir system, operators of DJI Mavic 3 Series, will be eligible for an approval to fly over people and moving vehicles.

ASTM International, originally known as the American Society for Testing and Materials, is a globally recognized organization that has been developing international standards for over 125 years. These standards ensure consistent performance and set the safety requirements across various industries. The ASTM F3322-22 standard specifically pertains to the deployment of parachutes for Small Unmanned Aircraft Systems (sUAS), ensuring their safe descent in the event of an emergency.

The testing was monitored and approved by a third-party, unbiased testing agency. This agency meticulously measured, monitored and documented all relevant metrics, ensuring that every aspect of the testing process is conducted according to the highest standards.

The ASTM F3322-22 testing process challenges our SafeAir system in several critical scenarios:

Hovering and Full Forward Speed: ensuring the parachute deploys effectively during stationary and high-speed flights.

Full Power Cut and Critical Motor Failure: Simulating sudden power losses and motor failures to ensure quick parachute deployment, preventing free-fall.

Shock Load: Deploying the parachute from maximum altitude to test mechanical integrity under high-stress conditions.

The SafeAir system’s autonomous trigger detects flight anomalies and deploys the parachute swiftly, ensuring reliability and minimizing false positives.

“ParaZero is determined to lead the drone market by adhering to strict regulatory standards and providing added value to our customers. The current approval allows drone operators to use our safety system to fly over people and moving vehicles. This approval was granted thanks to our advanced technology, and we intend to continue offering the market advanced safety solutions,” said Boaz Shetzer, CEO of ParaZero.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com